THE LAW OFFICE OF
                          RONALD N. VANCE, P.C.
                             Attorney at Law
                           1656 REUNION AVENUE
                                SUITE 250
                        SOUTH JORDAN, UTAH 84095


ALSO ADMITTED IN CALIFORNIA (INACTIVE)             TELEPHONE (801) 446-8802
                                                         FAX (801) 446-8803
                                                     EMAIL: ron@vancelaw.us



                               July 22, 2011

Reid Hooper, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

     Re:  Millstream Ventures, Inc.
          Form 8-K
          Filed June 10, 2011
          File No. 000-53167

          Form 10-K
          Filed June 9, 2011
          File No. 000-53167


Dear Mr. Hooper:

     Thank you for taking my call this morning. As I mentioned, because of a number of the principals of the company and the auditor being out of town on vacation, we have been unable to complete our response to the staff's correspondence within the time requested in the letter dated July 8, 2011. If acceptable, we propose to file an amendment to file the response to the staff's comments on or before Friday, July 29th.

     I appreciate your consideration in this regard and please feel free to contact me if you have any questions.

                                   Sincerely,

                                   /s/ Ronald N. Vance


cc:  William C. Gibbs, President